                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                  SCHEDULE 13G
                               (Amendment No.   3    )*
                                             --------

                    Under the Securities Exchange Act of 1934



                        Chief Consolidated Mining Company
                        ---------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.50 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   168628 10 5
                                 --------------
                                 (CUSIP Number)



                                October 25, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
----------------------------                   -------------------------------
  CUSIP No. 168628 10 5                               Page 2 of 7 Pages
           ---------------
----------------------------                   -------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alham, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            250,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             250,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      250,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13G
-----------------------------                    -----------------------------
  CUSIP No. 168628 10 5                                Page 3 of 7 Pages
           ---------------
-----------------------------                    -----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William E. Simon Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             560,950
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          560,950
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      560,950
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13G
------------------------------                       -------------------------
  CUSIP No. 168628 10 5                                  Page 3 of 7 Pages
           ----------------
------------------------------                       -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J. Peter Simon
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             560,950
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          560,950
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      560,950
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13G
--------------------------------                    --------------------------
  CUSIP No.  168628 10 5                                 Page 3 of 7 Pages
           -----------------
--------------------------------                    --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      George J. Gillespie III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             560,950
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          560,950
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      560,950
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13G
-------------------------------                   ----------------------------
  CUSIP No.  168628 10 5                                Page 3 of 7 Pages
           ----------------
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Simon CLAT No. 3
      13-7281040
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            308,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             308,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      308,600
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      00
------------------------------------------------------------------------------

                                  SCHEDULE 13G
-------------------------------                 ------------------------------
  CUSIP No.  168628 10 5                              Page 3 of 7 Pages
           ----------------
-------------------------------                 ------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Simon CLAT No.7
      13-7281044
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,350
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,350
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,350
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      .02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      00
------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1.  (a)   Name of Issuer:

               Chief Consolidated Mining Company

         (b)   Address of Issuer's Principal Executive Offices:

               500 Fifth Avenue South, Suite 1021
               New York, NY 10110

Item 2.  (a)   Names of Persons Filing:

               (A) Alham, Inc.
               (B) William E. Simon, Jr.
               (C) J. Peter Simon
               (D) George J. Gillespie, III
               (E) Simon CLAT No. 3
               (F) Simon CLAT No. 7

         (b)   Address of Principal Business Office:

               (A), (B), (C), (E) and (F) 310 South Street, Morristown, NJ
                07962-1913

               (D) Cravath, Swaine & Moore World Wide Plaza, 825 Eighth Avenue,
                New York, New York 10019-7475

         (c)   Citizenship:

               (A) Delaware
               (B) United States
               (C) United States
               (D) United States
               (E) California
               (F) California

         (d)   Title of Class of Securities:

               Common Stock, par value $.50 per share

         (e)   CUSIP Number:

               168628 10 5

Item 3. If this statement is filed pursuant to (S)(S)240.13d-l(b) or 240.13d-2
(b) or (c), check whether the person filing is a:

         (a)   [_] Broker or dealer registered under section 15 of the Act
                   (15 U.S.C. 78o).
         (b)   [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).
         (c) [_] Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).
         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)   [_] An investment adviser in accordance with (S)240.13d-l(b)(1)
                   (ii)(E);
         (f) [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);
         (g) [_] A parent holding company or control person in accordance with (S)240.13d-1 (b)(1)(ii)(G);
         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)   [_] Group, in accordance with (S)240.13d-l(b)(1)(ii)(J).

Item 4. Ownership

         (a)   Amount Beneficially Owned:

               (A) Alham, Inc. beneficially owns 250,000 shares, all of which are held by Alham, Inc. Alham, Inc. disclaims beneficial ownership of shares owned directly by Simon CLAT No. 3 and Simon CLAT No. 7 (together, the "CLATs"), but is included as a reporting person because it may be considered a member of a group including itself and the CLATs due to the fact that certain Trustees of one controlling shareholder and the Executors of another controlling shareholder (and the director) of Alham, Inc. have shared power to direct the voting and disposition of shares owned by the CLATs by virtue of their position as trustees of the CLATs.

               (B) As Trustee of CLAT No. 3 and CLAT No. 7 and as a Member of Alham, Inc.'s Board of Directors, William E. Simon, Jr. beneficially owns 560,950 shares, of which 308,600 shares are owned directly by Simon CLAT No. 3, 2,350 shares are owned by Simon CLAT No.7 and 250,000 shares are owned by Alham, Inc. As trustee of the CLATs, Mr. Simon has the shared power to direct the vote and disposition of the shares held in trust. Moreover, Mr. Simon has shared power to direct the vote and disposition of all shares held by Alham, Inc. by virtue of his position on the Board of Directors and by virtue of his position as Executor and Trustee of the controlling shareholders.

               (C) As Trustee of CLAT No. 3 and CLAT No. 7 and as a Trustee and Executor of the controlling shareholders of Alham, Inc., J. Peter Simon beneficially owns 560,950 shares, of which 308,600 shares are owned directly by Simon CLAT No. 3, 2,350 shares are owned by Simon CLAT No.7 and 250,000 shares are owned by Alham, Inc. As trustee of the CLATs, Mr. Simon has the shared power to direct the vote and disposition of the shares held in trust. Moreover, Mr. Simon has shared power to direct the vote and disposition of all shares held by Alham, Inc. by virtue of his position as a Trustee and Executor of the controlling shareholders.

               (D) As Trustee of CLAT No. 3 and CLAT No. 7 and as an Executor of a controlling shareholder of Alham, Inc., George J. Gillespie, III beneficially owns 560,950 shares, of which 308,600 shares are owned directly by Simon CLAT No. 3, 2,350 shares are owned by Simon CLAT No.7 and 250,000 shares are owned by Alham, Inc. As trustee of the CLATs, Mr. Gillespie has the shared power to direct the vote and disposition of the shares held in trust. Moreover, Mr. Gillespie has shared power to direct the vote and disposition of all shares held by Alham, Inc. by virtue of his position as an Executor of a controlling shareholder of Alham, Inc.

               (E) Simon CLAT No. 3 beneficially owns 308,600 shares, all of which are held directly by Simon CLAT No. 3. These shares were acquired from the Estate of William E. Simon pursuant to the terms of a will governing the estate. Simon CLAT No. 3 disclaims beneficial ownership of shares owned directly by Alham, Inc. and Simon CLAT No. 7, but is included as a reporting person because it may be considered a member of a group including itself and those entities due to the fact that the trustees have shared power to direct the voting and disposition of shares owned by Alham, Inc. and Simon CLAT No. 7.

               (F) Simon CLAT No. 7 beneficially owns 2,350 shares, all of which are held directly by Simon CLAT No. 7. These shares were acquired by the Estate of William E. Simon from Marital Trust No. 2 u/w Carol G. Simon pursuant to the terms of a will governing the estate of Carol G. Simon. Simon CLAT No. 7 disclaims beneficial ownership of shares owned directly by Alham, Inc. and Simon CLAT No. 3, but is included as a reporting person because it may be considered a member of a group including itself and those entities due to the fact that the trustees have shared power to direct the voting and disposition of shares owned by Alham, Inc. and Simon CLAT No. 3.

         (b)   Percent of Class:
                                  (A)  2.5%
                                  (B)  5.5%
                                  (C)  5.5%
                                  (D)  5.5%

                                (E)  3.0%
                                (F)  0.02%

         (c)  Number of Shares as to which Such Person has:

              (i)      sole power to vote or to direct the vote:
                                (A)  250,000
                                (B)  0
                                (C)  0
                                (D)  0
                                (E)  308,600
                                (F)  2,350

              (ii)     shared power to vote or direct the vote:
                                (A)  0
                                (B)  560,950
                                (C)  560,950
                                (D)  560,950
                                (E)  0
                                (F)  0

              (iii)    sole power to dispose or to direct the disposition of:
                                (A)  250,000
                                (B)  0
                                (C)  0
                                (D)  0
                                (E)  308,600
                                (F)  2,350

              (iv)     shared power to dispose or to direct the disposition of:
                                (A)  0
                                (B)  560,950
                                (C)  560,950
                                (D)  560,950
                                (E)  0
                                (F)  0

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 ALHAM, INC.

                                 By:         /s/ Christine W. Jenkins
                                         -------------------------------
Date: October 29, 2001           Name:   Christine W. Jenkins
                                 Title:  Vice President





                                             /s/ William E. Simon, Jr.
                                         --------------------------------
                                         William E. Simon, Jr.
                                         Individually and as trustee of Simon
                                         CLAT No. 3 and Simon CLAT No. 7



                                             /s/ J. Peter Simon
                                         -------------------------
                                         J. Peter Simon
                                         Individually and as trustee of Simon
                                         CLAT No. 3 and Simon CLAT No. 7



                                             /s/ George J. Gillespie, III
                                         -----------------------------------
                                         George J. Gillespie, III
                                         Individually and as trustee of Simon
                                         CLAT No. 3 and Simon CLAT No. 7